Exhibit (a)(5)(C)

Lisata Therapeutics Announces Commencement of Tender Offer by Kuva Labs Inc.

Lisata stockholders to receive $4.00 per share in cash at closing, plus one non-tradeable contingent value right, which represents the contractual right to receive two contingent cash payments of up to an aggregate of $3.00 per share, subject to achievement of specified milestones

The transaction valued Lisata at a significant premium to the historical market price of Lisata common stock prior to the announcement of the proposed transaction and provides potential additional upside if the specified milestones are achieved

Lisata Board of Directors unanimously recommends stockholders to tender their shares

The transaction is expected to close in the third quarter of 2026, subject to the satisfaction of customary closing conditions, including the achievement of the required threshold of shares tendered

LIBERTY CORNER, NJ (June 10, 2026) – Lisata Therapeutics, Inc. (Nasdaq: LSTA) (“Lisata”), a clinical-stage pharmaceutical company developing innovative therapies for the treatment of advanced solid tumors and other serious diseases, today announced that Kuva Acquisition Corp. (“Purchaser”), a wholly owned subsidiary of Kuva Labs Inc. (“Kuva”), has commenced the previously announced tender offer to purchase all of the issued and outstanding shares of common stock of Lisata.

The tender offer is being made pursuant to the Agreement and Plan of Merger dated March 6, 2026, among Lisata, Purchaser and Kuva (as it may be amended from time to time, the “Merger Agreement”).

Transaction Details

Under the terms of the Merger Agreement, Kuva will commence a tender offer to acquire all the issued and outstanding shares of Lisata common stock for:

•	$4.00 per share in cash, paid at the closing of the transaction (the “Closing Amount”).

•
One non-tradeable contingent value right (“CVR”), representing a contractual right to receive two contingent cash payments up to an aggregate of $3.00 per CVR subject to achievement of specified milestones. The CVR entitles the holders of record to receive an additional cash payment of  $1.25 per share, upon the achievement of, with respect to a Phase 2a, double-blind, placebo-controlled, randomized, proof-of-concept study evaluating LSTA1 when added to standard of care (temozolomide) versus temozolomide and matching LSTA1 placebo in subjects with newly diagnosed Glioblastoma Multiforme (GBM) (Protocol Number: LSTA1-GBM-2A), (i) completion of enrollment of such trial, (ii) the enrollment of at least 90% of the target number of subjects of such trial or (iii) the termination of such trial by its sponsor for any reason (the “First Milestone”) and an additional cash payment of $1.75 per share upon the achievement of with respect to any product candidate referred to as of the date of the merger agreement as certepetide (formerly LSTA1 or CEND-1), the filing or formal acceptance for review by any governmental authority of any New Drug Application for certepetide (formerly LSTA1 or CEND-1) (the “Second Milestone”, and together with the First Milestone, the “Milestones”). Should any of the Milestones not be met, then no additional consideration will be payable to the holders of the CVRs in relation to the applicable Milestone.

The tender offer period will expire one minute after 11:59 p.m., New York City time on July 10, 2026, unless the offer is extended.

As described in the Schedule TO filed on June 10, 2026 by Kuva and its acquisition subsidiary, as of the commencement of the Offer, Parent and Purchaser do not have committed financing to fund the Offer Price. Parent and Purchaser intend to fund the Offer Price through a combination of debt and/or equity financings, borrowings under credit facilities that Parent will seek to obtain from lenders and/or private issuance of securities, none of which has been committed. If Parent obtains commitment letters for such financing, such commitments would be filed with the Securities and Exchange Commission and would be available in the manner described in the Offer to Purchase. There can be no assurance that such financing will be obtained.

Lisata has filed a Solicitation/Recommendation Statement with the U.S. Securities and Exchange Commission (“SEC”) on Schedule 14D-9, which includes the unanimous recommendation of Lisata’s Board of Directors that Lisata stockholders tender their shares in the tender offer. The merger agreement does not include a financing condition. Following the successful tender of a majority of Lisata shares, Kuva will also acquire the untendered shares and convertible securities of Lisata through a second-step merger for the same consideration of $4.00 cash per share, plus the CVR. The closing of the transaction is expected to occur in the third quarter of 2026.

Following completion of the transaction, Lisata will become part of Kuva, a privately held company, and Lisata’s common stock will be delisted from the Nasdaq Capital Market. Lisata will apply to deregister its common stock and cease to be a reporting company under the United States Securities Exchange Act of 1934, as amended.

Free copies of all offering documents, including the Offer to Purchase and the solicitation/recommendation statement, are available to all stockholders of Lisata by accessing https://ir.lisata.com or by contacting Investor Relations at 908-842-0084. In addition, the tender offer statement and the solicitation/recommendation statement (and all other documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov, upon filing with the SEC.

Before making any decision with respect to the tender offer, investors are urged to read the Offer to Purchase and related documents, as well as the Solicitation/Recommendation Statement, because they contain important information about the tender offer.

Advisors

Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C. is serving as legal counsel to Lisata and H.C. Wainwright & Co. acted as financial advisor to Lisata. Reed Smith LLP is acting as legal counsel to Kuva and Purchaser.

About Lisata Therapeutics

Lisata Therapeutics is a clinical-stage pharmaceutical company dedicated to the discovery, development and commercialization of innovative therapies for the treatment of advanced solid tumors and other major diseases. Lisata’s cyclic peptide product candidate, certepetide, is an investigational drug designed to activate a novel uptake pathway that allows co-administered or tethered anti-cancer drugs to selectively target and penetrate solid tumors more effectively. Lisata has established noteworthy partnerships based on its CendR Platform® technology. For a comprehensive overview of certepetide’s mechanism of action, please view our informative short film. For more information on Lisata and to access the short film, please visit www.lisata.com.

About Kuva Labs

Kuva Labs is a preclinical bioscience company developing the proprietary NanoMark™ direct MR imaging platform. Kuva was founded in 2019, after its founders experienced tragic losses in cancer cases which could have been prevented with better tools. Kuva is seeking to transform the way cancer is seen and ultimately treated. This technology enables the selective and unambiguous imaging of solid tumors with the highest contrast and spatial resolution without the use of ionizing radiation. This information speeds both accurate diagnosis and treatment - delivering better and quicker clinical intervention and better overall outcomes.  For more information, please visit www.kuvalabs.com.

Additional Information and Where to Find It

The tender offer referred to in this document commenced on June 10, 2026 with the filing of a Schedule TO by Kuva and its acquisition subsidiary and a Schedule 14D-9 solicitation/recommendation statement by Lisata. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares. Both the tender offer statement and the solicitation/recommendation statement on Schedule 14D-9 have been mailed to Lisata’s stockholders.

THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION AND THE PARTIES THERETO. INVESTORS AND STOCKHOLDERS OF LISATA ARE URGED TO READ THESE DOCUMENTS CAREFULLY (AND EACH AS IT MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES OF COMMON STOCK IN THE OFFER.

Both the tender offer statement and the solicitation/recommendation statement have been mailed to Lisata’s stockholders free of charge. A free copy of the tender offer statement and the solicitation/recommendation statement are also available to all stockholders of Lisata by accessing https://ir.lisata.com or by contacting Investor Relations at 908-842-0084. In addition, the tender offer statement and the solicitation/recommendation statement (and all other documents filed with the SEC) are available at no charge on the SEC’s website: www.sec.gov, upon filing with the SEC.

LISATA’S STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Cautionary Note Regarding Forward-Looking Statements

This document includes forward-looking statements that are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, statements regarding the proposed acquisition of Lisata by Kuva, the expected timetable for completing the transaction, and Lisata’s future financial or operating performance. These forward-looking statements typically can be identified by words such as “believe,” “expect,” “estimate,” “predict,” “target,” “potential,” “likely,” “continue,” “ongoing,” “could,” “should,” “intend,” “may,” “might,” “plan,” “seek,” “anticipate,” “project” and similar expressions, as well as variations or negatives of these words. Forward-looking statements include, without limitation, statements regarding the proposed acquisition of Lisata by Kuva, similar transactions, prospective performance, future plans, events, expectations, objectives, opportunities, and the outlook for Lisata; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; and the accuracy of any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties; accordingly, investors are cautioned not to place undue reliance on forward-looking statements. Actual results may differ materially due to several factors. Factors that could cause future results to differ materially include: risks associated with the timing of the closing of the proposed transaction, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all, the risk that Parent or Purchaser may not obtain financing for the transaction within the expected timeframe or at all or the risk or that the closing of the proposed transaction will not occur; uncertainties as to how many of Lisata’s stockholders will tender their shares in the offer; the possibility that competing offers will be made; the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement, including circumstances requiring Kuva or Lisata to pay a termination fee pursuant to the Merger Agreement and circumstances affecting the ability of such party to make such payment; the outcome of any legal proceedings that may be instituted by or against the parties and others related to the Merger Agreement; unanticipated difficulties or expenditures relating to the proposed transaction; the response of business partners to the announcement of the proposed transaction, and/or potential difficulties in employee retention as a result of the announcement and pendency of the proposed transaction; the possibility that the milestones related to the CVR will never be achieved and that no milestone payments may be made; the risk that any stockholder litigation in connection with the proposed transactions may result in significant costs of defense, indemnification and liability; Lisata’s ability to successfully demonstrate the efficacy and safety of its product candidates, and the preclinical or clinical results for its product candidates, which may not support further development of such product candidates; comments, feedback and actions of regulatory agencies; Lisata’s dependence on the successful clinical development, regulatory approval and commercialization of its product candidates; the inherent uncertainties associated with developing new products or technologies and operating as clinical stage company; Lisata’s cash sufficiency and runway; and other risks identified in Lisata’s SEC filings, including Lisata’s Annual Report on Form 10-K for the year ended December 31, 2025 and subsequent filings with the SEC. Lisata cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. The forward-looking statements in this document speak only as of the date of this document. Lisata undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as may be required by applicable law.

Contact:

Media and Investors:
Lisata Therapeutics
John Menditto
Vice President, Investor Relations and Corporate Communications
Phone: 908-842-0084
Email: jmenditto@lisata.com

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